Exhibit 99.1

MMA.inc Unveils Fully Integrated Community and Commerce Platform for the $18.6 Billion Martial Arts Industry

An Integrated Community and Commerce Platform Bringing 640 Million Global Fans, Fighters, Coaches and Gym Owners Together on One Powerful Mobile App.

New York, NY / February 10, 2025 – MMA.inc (NYSE American: MMA), a leader in martial arts technology, announced today it is set to transform the global martial arts industry with the launch of the first ever fully integrated community and commerce platform, unifying fans, fighters, coaches, gym owners, and brands into a single, monetized ecosystem. Currently in closed beta and accessed via one mobile first multi-device application, MMA.inc’s new social and commerce platform will officially launch in second calendar quarter and is poised to redefine the way the martial arts community connects, engages and monetizes participation.

9:41
UFC 304
August 6th, 2024
Las Vegas, NV
Main Event
Sat Jul 27 | 7:00pm
Jon Jones
27-1-0
VS
Tom Aspinall
15-3-0
Main Event
Sat Jul 27 | 7:00pm
Jon Jones
27-1-0
VS
Tom Aspinall
15-3-0
Top Clips
Results
UFC 304
Sat Jul 27 | 7:00pm
VS
Jones vs Aspinall
KO/TKO · R1 01:00

9:41
Train
New York
Program
Martial Art
TRAINING AVAILABLE
Tiger Schulmann's Martial Arts Chelsea
688 Avenue of the Americas 2nd and 3rd Floor, New York

With an estimated 640 million MMA fans worldwide, 11.8 million US participants and over $18 billion in annual industry revenue in the US alone, the participation landscape for martial arts remains digitally fragmented. MMA.inc bridges this gap by aggregating the entire martial arts economy into one seamless platform—much like Reddit modernized online forums and Toast revolutionized the hospitality industry.

MMA.inc founder and CEO Nick Langton commented “Martial arts and combat sports is a vast and very fast growing global market, with fanbase growth driven by the incredible success of the UFC and other professional leagues. This has in turn led to huge interest in learning and training MMA, Jiu Jitsu and other combat sports, but the industry is also highly fragmented, making it difficult for fans, participants, fighters and gym owners to connect and engage in a focused and meaningful way. With the launch of our integrated digital platform accessed via a new mobile App, we are uniting this massive global community under one digital roof—modernizing and curating martial arts. We believe this is the most important technology project in our history which we believe will ultimately become the global social and economic hub for martial arts and combat sports. Far more than just a platform, we believe it’s the future of how the sport will grow, engage, transact and thrive.”

The Power of a Single Solution

MMA.inc’s integrated community and commerce platform is designed and built on a single sign-on user profile, granting access to multiple digital experiences and business tools:

●	Social Community – The ultimate social platform dedicated to the global fight community, enabling fight fans, athletes and practitioners to engage, learn, share content and connect.
●	Fighter & Event Stats – Comprehensive coverage of both professional and grassroots competitions across many disciplines
●	Gym & Class Finder – Research and locate the best gyms and coaches for both in-gym and virtual training and memberships.
●	Gamified Training Tracker – Interactive tools to monitor progress and skill development.
●	Business Tools for Gyms & Coaches – Including membership management, payments, staffing, e-commerce and virtual training monetization.
●	Marketplace & Advertising Integration – Connecting brands with a passionate, high-intent consumer base.

It’s the ultimate solution, elevating and curating the digital experience for the entire Martial Arts Industry so all sector participants can grow and thrive.

The Culmination of Our Mission to Become the Global Hub for Martial Arts

The closed beta release of MMA.inc’s community and commerce platform is the realisation of many years work and design to deliver a platform to unify and aggregate this vast and fast growing sector. This mobile app and its underlying platform delivers MMA.inc a globally scalable product, which upon release will immediately target 640 million fans of MMA to download and join what we believe will be the most important fan community in combat sports.

By harnessing the power of forums and community led social platforms, we believe we are now poised to fully unlock the value of this asset and its vast network of millions of MMA fans.

Former Strikeforce and Bellator Executive and MMA.inc’s Vice President of North America, Rich Chou, remarked on the historical significance of Mixedmartialarts.com and his excitement for this next evolution for fan communities “We are excited and motivated to recreate the halcyon days of a fan community that shaped the growth of MMA and the UFC from the early 2000’s. This app and platform will once again create a dedicated ecosystem to not only engage fans, fighters and gyms, but to connect them commercially and drive training and participation.”

The historic significance of this fan community was best captured by UFC President Dana White, who once said “it was a forum where Joe Rogan, me, all the fighters and many, many other people, all the fans would come to talk about mixed martial arts and martial arts. It was such a cool thing at the time and The Underground was instrumental in finding out what was going on in the sport, it was a fun time and a fun place.”

A Game Changing Business Model

MMA.inc’s monetization platform is diversified and designed to leverage growth across multiple revenue streams:

●	Subscriptions – Access to premium social community features and business tools.
●	Transaction Fees – Earnings from class bookings, gym memberships, e-commerce sales, and event ticketing.
●	Advertising & Sponsorships – Direct access to a highly engaged combat sports audience.

Rapid Growth & Market Readiness

MMA.Inc will launch its new platform with an established user base with significant social reach:

●	5 million social media followers
●	530,000 existing user profiles
●	50,000 active students
●	18,000 published gyms
●	802 active locations across 16 countries

The official launch will focus on these established customer pools to drive rapid user adoption of exciting technology from a “warm” base, positioning MMA.inc as a “sleeping giant’ to be scaled rapidly from early 2025 and beyond. Further to leveraging these established audiences, MMA.inc will amplify speed of adoption through our high profile investors and ambassadors who’s cumulative social media reach is 60 million followers.

As MMA.inc’s mass market product, targeting over 640 million MMA fans, this platform has been designed to become the “top of funnel” in customer acquisition, which will ultimately introduce fans, gyms and coaches to our paid subscriptions for in-gym and online training, fan experiences and business tools.

About Mixed Martial Arts Group Limited

Mixed Martial Arts Group Limited (MMA.inc) is revolutionizing the MMA industry by fostering increased participation and engagement across fans, athletes, coaches, and gym owners. The Company operates four core business units to unify and empower the global MMA community:

●	TrainAlta: A platform partnering with gyms and coaches to deliver consumer products that turn MMA fans into active participants.
●	Hype: A marketing platform helping gym owners, coaches, and athletes grow revenue from their audiences.
●	MixedMartialArts.com: The go-to resource for MMA news, fighter data, fight schedules, and the legendary Underground forum.
●	BJJLink: A leading gym management platform tailored to jiu-jitsu academies, offering tools for payment processing, marketing, student engagement, and content monetization.

With over 5 million social media followers, 530,000 user profiles, and 18,000 published gyms across 16 countries, MMA.inc continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders.

For more information, visit www.mma.inc or follow us on social media:

●	Facebook: TrainAlta
●	Instagram: @TrainAlta
●	X: @AltaGlobalGroup
●	LinkedIn: MMA.inc

Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements in this press release that are not based upon historical fact are forward-looking statements and represent our best judgment as to what may occur in the future. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules. Any references to active gyms or partner gyms refer to a gym profile that has been claimed or created across the MMA.inc platform. Any references to estimated or targeted revenue per active gym do not guarantee that the gym will generate the specified revenue or any revenue at all. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section contained in our Registration Statement on Form F-1 as filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and underlying any forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Peter Jarmain

Mixed Martial Arts Group Limited

E: peter@mma.inc

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